SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A (Amendment No. 1)*

Under the Securities Exchange Act of 1934

Garrett Motion Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

366505105
(CUSIP Number)

December 31, 2021 and December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105	SCHEDULE 13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Keyframe Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,627,427*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,627,427*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,627,427*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.91%*
12	TYPE OF REPORTING PERSON PN; IA

*The information set forth on this cover page reflects information as of December 31, 2023. As of December 31, 2021, the Reporting Persons may have been deemed to beneficially own 4,989,082 shares of Common Stock (including 3,483,032 shares of Common Stock issuable upon conversion of shares of convertible preferred stock), representing 7.28% of the outstanding shares of Common Stock as of such time.

CUSIP No. 366505105	SCHEDULE 13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Keyframe Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,627,427*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,627,427*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,627,427*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.91%*
12	TYPE OF REPORTING PERSON OO

*The information set forth on this cover page reflects information as of December 31, 2023. As of December 31, 2021, the Reporting Persons may have been deemed to beneficially own 4,989,082 shares of Common Stock (including 3,483,032 shares of Common Stock issuable upon conversion of shares of convertible preferred stock), representing 7.28% of the outstanding shares of Common Stock as of such time.

CUSIP No. 366505105	SCHEDULE 13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON John R. Rapaport
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,627,427*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,627,427*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,627,427*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.91%
12	TYPE OF REPORTING PERSON IN

*The information set forth on this cover page reflects information as of December 31, 2023. As of December 31, 2021, the Reporting Persons may have been deemed to beneficially own 4,989,082 shares of Common Stock (including 3,483,032 shares of Common Stock issuable upon conversion of shares of convertible preferred stock), representing 7.28% of the outstanding shares of Common Stock as of such time.

CUSIP No. 366505105	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1. (a).	NAME OF ISSUER
The name of the issuer is Garrett Motion Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Issuer's principal executive offices are located at La Pièce 16, Rolle, Switzerland, 1180.

Item 2. (a).	NAME OF PERSON FILING
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

	(i)	Keyframe Capital Partners, L.P., a Delaware limited partnership (“KCP”), the investment manager to certain funds and accounts (collectively, the "Keyframe Funds") who holds all discretion over the investment activities of the Keyframe Funds, with respect to the shares of Common Stock (as defined in Item 2(d) below), including any shares of Common Stock issuable upon conversion of shares of convertible preferred stock, directly held by the Keyframe Funds;

	(ii)	Keyframe Capital Partners GP, L.L.C., a Delaware limited liability company (“KCPGP”), the general partner of KCP, with respect to the shares of Common Stock, including any shares of Common Stock issuable upon conversion of shares of convertible preferred stock, directly held by the Keyframe Funds; and

	(iii)	Mr. John R. Rapaport, a United States citizen (“Mr. Rapaport”), the Chief Investment Officer and Managing Partner of KCP and the Managing Member of KCPGP, with respect to the shares of Common Stock, including any shares of Common Stock issuable upon conversion of shares of convertible preferred stock, directly held by the Keyframe Funds.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of each of the Reporting Persons is 65 East 55th Street, 35th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP
(i) KCP is a Delaware limited partnership;
(ii) KCPGP is a Delaware limited liability company; and
(iii) Mr. Rapaport is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.001 per share (the "Common Stock").

CUSIP No. 366505105	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 2(e).	CUSIP NUMBER
366505105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☑	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________________

Item 4.	OWNERSHIP
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentage of the class beneficially owned by Reporting Persons as shown herein as of December 31, 2021 is computed based upon an aggregate of 65,062,806 shares of Common Stock outstanding as of October 27, 2023 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on October 28, 2021, and assumes the conversion of the reported shares of convertible preferred stock. The percentage of the class beneficially owned by Reporting Persons as shown herein as of December 31, 2023 is computed based upon an aggregate of 242,419,764 shares of Common Stock outstanding as of October 27, 2023 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed with the Securities and Exchange Commission on October 24, 2023.

CUSIP No. 366505105	SCHEDULE 13G/A	Page 7 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2(a).

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 366505105	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 9, 2024	/s/ John R. Rapaport
John R. Rapaport, (i) individually, (ii) as Chief Investment Officer and Managing Partner of Keyframe Capital Partners, L.P. and (iii) as Managing Member of Keyframe Capital Partners GP, L.L.C.